MID STATES
                             BANCSHARES, INC.
                 Subsidiary First National Bank of Moline


Contact:  T. H. Robinson, President and Chief Executive Officer
          (309/757-8490)

Date:     January 27, 1994

                           FOR IMMEDIATE RELEASE

               MID STATES POSTPONES MEETING OF SHAREHOLDERS


Thomas H. Robinson, President and Chief Executive Officer of Mid
States Bancshares, Inc., a single bank holding company operating the First National Bank of Moline, Illinois, reported the following to the company's shareholders.

The Merger Agreement with BANC ONE contained a provision permitting Mid States to terminate the Merger Agreement if during the January 11-24, 1994 evaluation period (during which the market price of BANC ONE's Common Stock was averaged), the average market price of BANC ONE (the "Evaluation Period Price") was below $41.60. This provision is called the "walk-away" provision. In fact, the evaluation period price was $37.14. Also, the company's financial advisor, Donaldson, Lufkin & Jenrette ("DLJ"), had, at the Board of Directors' direction, specifically excluded from their fairness opinion the situation where the evaluation period price was below $41.60. DLJ's fairness opinion was a major supporting factor for your Board of Directors' recommendation in favor of the transaction.

Inasmuch as the Board of Directors remains committed to the proposition that a merger with BANC ONE is in the best interest of Mid States, its shareholders, employees, customers, and depositors, as well as our Quad City community, the Board of Directors chose not to exercise the "walk-away" at this time. We, along with our financial/legal advisors, have entered into further discussions with BANC ONE which we are hopeful will permit us to go forward with the transaction. However, BANC ONE has indicated to us that they will not increase the exchange ratio which would increase the number of shares issued to Mid States Shareholders in the transaction. The exchange ratio will remain 2.475 BANC ONE shares to one Mid States share, subject to adjustment for BANC ONE stock dividends and stock splits.

With all this in mind, the Board of Directors chose to postpone the Special Meeting without voting on the merger. This postponement allows time for further discussions with BANC ONE>
We expect to successfully conclude those discussions and report back to the shareholders at an early date.

Any proxy previously delivered in connection with the Special
Meeting will not be used. We expect to deliver a new proxy statement and ask for a new proxy at such time as we set the new date for the Special Meeting.

As previously stated, the Board of Directors continues to believe that a merger with BANK ONE remains in the best interests of our company, as well as its shareholders.